UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 13, 2026

Wellstreet Senior Living, Inc.

(Exact name of issuer as specified in its charter)

Georgia

(State or other jurisdiction of organization)

11175 Cicero Dr. Suite 100, Alpharetta, GA 30022

(Full mailing address of principal executive offices)

(678) 646-6791

(Issuer’s telephone number, including area code)

Item 9. Other Events.

On July 13, 2026, Wellstreet Senior Living, Inc., a Georgia corporation, filed a Certificate of Amendment with the Georgia Secretary of State changing its name from Worthy Senior Living, Inc. to Wellstreet Senior Living, Inc.

We have attached to this Form 1-U Current Report a copy of the filed Certificate of Amendment.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 14, 2026	WELLSTREET SENIOR LIVING, INC.

	Signed:	/s/ Alan Jacobs
	Name:	Alan Jacobs
	Title:	Chief Financial Officer

Control Number : 24230194

STATE OF GEORGIA

Secretary of State

Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF AMENDMENT

NAME CHANGE

I, **Brad Raffensperger**, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

Worthy Wealth Senior Living, Inc.
a Domestic Profit Corporation

has filed articles/certificate of amendment in the Office of the Secretary of State on 07/09/2026 changing its name to

Wellstreet Senior Living, Inc.
a Domestic Profit Corporation

and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said articles/ certificate of amendment.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on 07/13/2026.

Brad Raffensperger
Secretary of State

ARTICLES OF AMENDMENT

Electronically Filed
Secretary of State
Filing Date: 7/9/2026 3:08:59 PM

Article 1

Business Name	: Worthy Wealth Senior Living, Inc.
Control Number	: 24230194

Article 2

The entity hereby adopts an amendment to change its name to the following new business name:

New Business Name	: Wellstreet Senior Living, Inc.
Effective Date	: 07/09/2026

Article 3

The date of the adoption of the amendment was: 07/09/2026

Article 3

The amendment was duly adopted by the following method :
The amendment was adopted by the board of directors without shareholder action as shareholder action was not required.

Article 4

The date of the adoption of the amendment was: 07/09/2026

Article 5

The undersigned does hereby certify that a request for publication of a notice of the filing of articles of amendment to change the corporation’s name along with the publication fee of $40.00 has been forwarded to the legal organ of the county of the registered office as required by O.C.G.A. 14-2-1006.1.

Authorizer Information

Authorizer Signature : Jungkun Centofanti **Authorizer Title :** Officer